SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             Information to be Included in Statements Filed Pursuant
            to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to
                                  Rule 13d-2(a)

                               (Amendment No. 11)

                              E COM VENTURES, INC.
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of class of securities)

                                   26830k 20 5
                                 (CUSIP Number)

                           Geoffrey Etherington, Esq.
                              Edwards & Angell, LLP
                              750 Lexington Avenue
                               New York, NY 10022
                                 (212) 756-0237
                 (Name, Address, and Telephone Number of person
                authorized to receive notices and communications)

                                December 9, 2004
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box: [__].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1. Name of Reporting Person / I.R.S. Identification No. of Above Person

Glenn H. Nussdorf

2. Check the Appropriate Box if a Member of a Group                     (a) [ ]
                                                                        (b) [X]

3.  SEC Use Only

4.  Source of Funds

PF

5.  Check Box if Disclosure of Legal  Proceedings is Required
    Pursuant to Items 2(d) or 2(e)                                           [ ]


6.  Citizenship or Place of Organization

United States citizen

Number of                  7.        Sole Voting Power                   564,072
Shares
Beneficially
Owned By                   8.        Shared Voting Power           444,445(1)(2)
Each
Reporting
Person With                9         Sole Dispositive Power              564,072


                          10         Shared Dispositive Power      444,445(1)(2)


11. Aggregate Amount Beneficially Owned by Each Reporting Person

1,008,517(1)(2)

12. Check if the  Aggregate  Amount in Row (11)  Excludes  Certain
    Shares (See Instructions)                                                [ ]

13. Percent of Class Represented by Amount in Row (11)

30.00% (1)(2)

14.  Type of Reporting Person

IN

(1) Responses to Rows 8, 10, 11 and 13 above include 444,445 shares of the Issuer's Common Stock that may be acquired by Stephen Nussdorf and Glenn Nussdorf upon conversion of a $5,000,000 Subordinated Secured Convertible Note dated December 9, 2004 (the "Subordinated Note") that is convertible into shares of the Issuer's Common Stock at a conversion price of $11.25 per share.

(2) The total number of shares outstanding for purposes of the response to Row 13 and the shares referenced in the responses to Row 8, 10 and 11 are deemed to include 444,445 shares issuable upon conversion of the Subordinated Note.

1. Name of Reporting Person / I.R.S. Identification No. of Above Person

Stephen L. Nussdorf

2. Check the Appropriate Box if a Member of a Group                      (a) [ ]
                                                                         (b) [X]

3.  SEC Use Only

4.  Source of Funds

PF

5.  Check Box if Disclosure of Legal  Proceedings is Required
    Pursuant to Items 2(d) or 2(e)                                           [ ]

6.  Citizenship or Place of Organization

United States citizen

Number of                  7.        Sole Voting Power                   564,072
Shares
Beneficially
Owned By                   8.        Shared Voting Power           444,445(3)(4)
Each
Reporting
Person With                 9        Sole Dispositive Power              564,072


                           10        Shared Dispositive Power      444,445(3)(4)


11. Aggregate Amount Beneficially Owned by Each Reporting Person

1,008,517(3)(4)

12. Check if the  Aggregate  Amount in Row (11)  Excludes
    Certain  Shares (See Instructions)                                       [ ]

13. Percent of Class Represented by Amount in Row (11)

30.00% (3)(4)

14.  Type of Reporting Person

IN

(3) Responses to Rows 8, 10, 11 and 13 above include 444,445 shares of the Issuer's Common Stock that may be acquired by Stephen Nussdorf and Glenn Nussdorf upon conversion of a $5,000,000 Subordinated Secured Convertible Note dated December 9, 2004 (the "Subordinated Note") that is convertible into shares of the Issuer's Common Stock at a conversion price of $11.25 per share.

(4) The total number of shares outstanding for purposes of the response to Row 13 and the shares referenced in the responses to Row 8, 10 and 11 are deemed to include 444,445 shares issuable upon conversion of the Subordinated Note.

This Amendment No. 11 to Schedule 13D relates to the Common Stock, par value $0.01 per share, of E Com Ventures, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 251 International Parkway, Sunrise, Florida 33325.

This Amendment relates to the Schedule 13D originally filed June 19, 2003 by Glenn H. Nussdorf, as amended July 7, 2003, July 9, 2003, July 11, 2003, August 11, 2003, August 19, 2003, September 19, 2003, December 12, 2003, February 4,
2004, February 9, 2004 and March 23, 2004 by Glenn H. Nussdorf and Stephen L. Nussdorf (as amended, the "Schedule 13D").

Item 3 of the Schedule 13D is being supplemented to indicated that the price for the shares to be acquired upon the conversion of the Issuer's $5,000,000 Subordinated Secured Convertible Note dated December 9, 2004 payable to Glenn H. Nussdorf and Stephen L. Nussdorf (the "Subordinated Note") will be funded through conversion of the Subordinated Note.

Item 4 of the Schedule 13D is being supplemented to indicate that Stephen L. Nussdorf and Glenn H. Nussdorf (collectively, the "Nussdorfs"), have been issued the Subordinated Note.

Item 5 of the Schedule 13D is being amended to reflect the Nussdorfs' beneficial ownership of the Issuer's Common Stock issuable upon conversion of the Subordinated Note.

Item 6 of the Schedule 13D is being supplemented to describe the exchange of the promissory note issued to the Nussdorfs in connection with their $5,000,000 secured demand loan to Perfumania, Inc., a wholly-owned subsidiary of the Issuer ("Perfumania") for the Subordinated Note.

Item 7 of the Schedule 13D is being supplement to incorporate by reference the Subordinated Note and Security Agreement described below.

Glenn H. Nussdorf and Stephen L. Nussdorf may be considered a "group" within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934, as amended, although each disclaims beneficial ownership of the securities owned by the other. Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby supplemented as follows:

If the Nussdorfs elect to convert the Subordinated Note into shares of the Issuer's Common Stock, the conversion price of $11.25 per share will be funded through conversion of the Subordinated Note

Item 4.  Purpose of the Transaction

Item 4 is hereby supplemented as follows:

On December 9, 2004, the Issuer issued the Subordinated Note in exchange for a $5,000,000 subordinated secured note evidencing a demand loan made to Perfumania by the Nussdorf s on March 9, 2004 (the "Perfumania Note"). The Subordinated Note bears interest at the prime rate plus 1%, requires quarterly interest payments and is secured by a security interest in the Issuer's assets pursuant to a Security Agreement by and among the Issuer and the Nussdorfs (the "Security Agreement"). There are no prepayment penalties and the Subordinated Note is subordinate to all bank related indebtedness of the Issuer. The Subordinated
Note is payable in January 2007 and allows the Nussdorfs to convert the Subordinated Note into shares of the Issuer's Common Stock at a conversion price of $11.25 per share.

Item 5.  Interest in Securities of the Issuer

Item 5(a) is hereby amended as follows:

Item 5(a). Glenn Nussdorf and Stephen Nussdorf each own 564,072 shares of the Issuer's Common Stock and they collectively have the right to acquire an additional 444,445 shares upon conversion of the Subordinated Note for a conversion price of $11.25 per share. Stephen Nussdorf holds his shares in a joint account with his wife. As noted, above the Nussdorfs may be considered a group. The calculation of the individual share and percentage interests of the Nussdorfs set forth below assumes that each of them acquires all of the remaining 444,445 shares upon conversion of the Subordinated Note.

                           No. of Shares        Percentage of outstanding shares

Stephen Nussdorf             1,008,517                    30.00%
Glenn Nussdorf               1,008,517                    30.00%
The Nussdorfs
         (as a group)        1,572,589                    46.79%


The percentages of outstanding shares of Issuer's Common Stock reported in the preceding table is calculated assuming 3,361,294 shares of the Issuer's Common Stock are outstanding. This number is the sum of the 2,916,849 shares outstanding on December 10, 2003, as reported in the Issuer's Form 10-Q for the quarterly period ended dated October 30, 2004, plus 444,445 shares of Issuer's Common Stock issuable upon conversion of the Subordinated Note.

Item 5(b) is hereby amended as follows:

Item 5(b). As described in Item 5(a), assuming he acquires all 444,445 shares of the Issuer's Common Stock issuable upon conversion of the Subordinated Note, Glenn H. Nussdorf beneficially owns 1,008,517 shares of Issuer's Common Stock, constituting approximately 30.00% of the outstanding shares. He has sole voting and dispositive power with respect to 564,072 shares and shares voting and dispositive power with respect to the remaining 444,445 shares with Stephen Nussdorf.

Also as described in Item 5(a), assuming instead that Stephen L. Nussdorf acquires such 444,445 shares issuable upon conversion of the Subordinated Note, Stephen L. Nussdorf beneficially owns 1,008,517 shares of the Issuer's Common Stock, constituting approximately 30.00% of the Issuer's Common Stock. He holds 564,072 of these shares in a joint account with his wife and shares voting and dispositive power with respect to the remaining 444,445 shares with Glenn Nussdorf.

As described in Item 5(a), if the Nussdorfs collectively acquire 444,445 shares of Issuer's Common Stock issuable upon conversion of the Subordinated Note, then, as a group, the Nussdorfs collectively own 1,572,589 shares (or 46.79%) of the outstanding shares of Issuer's Common Stock and will have sole voting and dispositive power over those shares.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby supplemented as follows:

On December 9, 2004, the Nussdorfs exchanged the Perfumania Note for the Subordinated Note.

Item 7.  Material to be Filed as Exhibits.

Subordinated Note and Security Agreement incorporated by reference to Exhibit filed to the Issuer's Form 8 filed December 14, 2004.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: January 5, 2005

                                     /s/ Alfred R. Paliani, attorney-in-fact
                                  ---------------------------------------------
                                  Glenn H. Nussdorf
                                  By: Alfred R. Paliani, attorney-in-fact

                                     /s/ Alfred R. Paliani, attorney-in-fact
                                  ----------------------------------------------
                                  Stephen L. Nussdorf
                                  By: Alfred R. Paliani, attorney-in-fact